September 18, 2020

Liz Packebusch

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Pipergy, Inc.

Registration Statement on Form S-1

File No. 333-240364

Ladies and Gentlemen:

On behalf of Pipergy, Inc. (the “Company”), in accordance with Rule 460 and 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 P.M. Eastern Time on Wednesday, September 23, 2020, or as soon thereafter as is practicable.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

PIPERGY, INC.

By:         /s/ Thomas Mohnen

Thomas Mohnen, Chief Executive Officer